UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D/A

(Amendment No. 1)

Under the Securities Exchange Act of 1934

YOU ON DEMAND HOLDINGS, INC.

(Name of Issuer)

Common Stock, par value $0.001 per share

(Title of Class of Securities)

98741R108

(CUSIP Number)

Qiong Zhou

Director

Sun Seven Stars Hong Kong Cultural Development Limited

Wing On Centre

111 Connaught Road Central, 16th Floor

Hong Kong

+852-2159-4211

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

December 21, 2015

(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of section 18 of the Securities Exchange Act of 1934 (the “Exchange Act”) or otherwise subject to the liabilities of that section of the Exchange Act but shall be subject to all other provisions of the Exchange Act (however, see the Notes).

1	Names of reporting persons: Sun Seven Stars Hong Kong Cultural Development Limited
2	Check the appropriate box if a member of a group (see instructions): (a) ☐ (b) ☒
3	SEC use only:
4	Source of funds (see instructions): OO
5	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e): ☐
6	Citizenship or place of organization: Hong Kong
Number of shares beneficially owned by each reporting person with	7	Sole voting power: 0 SHARES OF COMMON STOCK
	8	Shared voting power: 15,572,496 SHARES OF COMMON STOCK (A)
	9	Sole dispositive power: 0 SHARES OF COMMON STOCK
	10	Shared dispositive power: 15,572,496 SHARES OF COMMON STOCK (A)
11	Aggregate amount beneficially owned by each reporting person: 15,572,496 SHARES OF COMMON STOCK (A)
12	Check if the aggregate amount in Row (11) excludes certain shares (see instructions): ☐
13	Percent of class represented by amount in Row (11): 32.4% (B)
14	Type of reporting person (see instructions): CO

(A)	Please see Item 5.
(B)	The percentage is based on 28,794,563 shares of common stock issued and outstanding as of December 21, 2015. Please see Item 5.

CUSIP No. 98741R108

1	Names of reporting persons: Beijing Sun Seven Stars Culture Development Limited
2	Check the appropriate box if a member of a group (see instructions): (a) ☐ (b) ☒
3	SEC use only:
4	Source of funds (see instructions): WC
5	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e): ☐
6	Citizenship or place of organization: People's Republic of China
Number of shares beneficially owned by each reporting person with	7	Sole voting power: 0 SHARES OF COMMON STOCK
	8	Shared voting power: 15,572,496 SHARES OF COMMON STOCK (A)
	9	Sole dispositive power: 0 SHARES OF COMMON STOCK
	10	Shared dispositive power: 15,572,496 SHARES OF COMMON STOCK (A)
11	Aggregate amount beneficially owned by each reporting person: 15,572,496 SHARES OF COMMON STOCK (A)
12	Check if the aggregate amount in Row (11) excludes certain shares (see instructions): ☐
13	Percent of class represented by amount in Row (11): 32.4% (B)
14	Type of reporting person (see instructions): CO

(A)	Please see Item 5.
(B)	The percentage is based on 28,794,563 shares of common stock issued and outstanding as of December 21, 2015. Please see Item 5.

CUSIP No. 98741R108

1	Names of reporting persons: Bruno Wu
2	Check the appropriate box if a member of a group (see instructions): (a) ☐ (b) ☒
3	SEC use only:
4	Source of funds (see instructions): OO
5	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e): ☐
6	Citizenship or place of organization: United States
Number of shares beneficially owned by each reporting person with	7	Sole voting power: 0 SHARES OF COMMON STOCK
	8	Shared voting power: 15,572,496 SHARES OF COMMON STOCK (A)
	9	Sole dispositive power: 0 SHARES OF COMMON STOCK
	10	Shared dispositive power: 15,572,496 SHARES OF COMMON STOCK (A)
11	Aggregate amount beneficially owned by each reporting person: 15,572,496 SHARES OF COMMON STOCK (A)
12	Check if the aggregate amount in Row (11) excludes certain shares (see instructions): ☐
13	Percent of class represented by amount in Row (11): 32.4% (B)
14	Type of reporting person (see instructions): IN

(A)	Please see Item 5.
(B)	The percentage is based on 28,794,563 shares of common stock issued and outstanding as of December 21, 2015. Please see Item 5.

CUSIP No. 98741R108

1	Names of reporting persons: Tianjin Sun Seven Stars Partnership Management Co., Ltd.
2	Check the appropriate box if a member of a group (see instructions): (a) ☐ (b) ☒
3	SEC use only:
4	Source of funds (see instructions): OO
5	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e): ☐
6	Citizenship or place of organization: People’s Republic of China
Number of shares beneficially owned by each reporting person with	7	Sole voting power: 0 SHARES OF COMMON STOCK
	8	Shared voting power: 15,572,496 SHARES OF COMMON STOCK (A)
	9	Sole dispositive power: 0 SHARES OF COMMON STOCK
	10	Shared dispositive power: 15,572,496 SHARES OF COMMON STOCK (A)
11	Aggregate amount beneficially owned by each reporting person: 15,572,496 SHARES OF COMMON STOCK (A)
12	Check if the aggregate amount in Row (11) excludes certain shares (see instructions): ☐
13	Percent of class represented by amount in Row (11): 32.4% (B)
14	Type of reporting person (see instructions): CO

(A)	Please see Item 5.

(B)	The percentage is based on 28,794,563 shares of common stock issued and outstanding as of December 21, 2015. Please see Item 5.

CUSIP No. 98741R108

1	Names of reporting persons: Lan Yang
2	Check the appropriate box if a member of a group (see instructions): (a) ☐ (b) ☒
3	SEC use only:
4	Source of funds (see instructions): OO
5	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e): ☐
6	Citizenship or place of organization: People’s Republic of China
Number of shares beneficially owned by each reporting person with	7	Sole voting power: 0 SHARES OF COMMON STOCK
	8	Shared voting power: 15,572,496 SHARES OF COMMON STOCK (A)
	9	Sole dispositive power: 0 SHARES OF COMMON STOCK
	10	Shared dispositive power: 15,572,496 SHARES OF COMMON STOCK (A)
11	Aggregate amount beneficially owned by each reporting person: 15,572,496 SHARES OF COMMON STOCK (A)
12	Check if the aggregate amount in Row (11) excludes certain shares (see instructions): ☐
13	Percent of class represented by amount in Row (11): 32.4% (B)
14	Type of reporting person (see instructions): IN

(A)	Please see Item 5.

(A)	The percentage is based on 28,794,563 shares of common stock issued and outstanding as of December 21, 2015. Please see Item 5.

1	Names of reporting persons: Tianjin Sun Seven Stars Culture Development Limited
2	Check the appropriate box if a member of a group (see instructions): (a) ☐ (b) ☒
3	SEC use only:
4	Source of funds (see instructions): OO
5	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e): ☐
6	Citizenship or place of organization: People's Republic of China
Number of shares beneficially owned by each reporting person with	7	Sole voting power: 0 SHARES OF COMMON STOCK
	8	Shared voting power: 15,572,496 SHARES OF COMMON STOCK (A)
	9	Sole dispositive power: 0 SHARES OF COMMON STOCK
	10	Shared dispositive power: 15,572,496 SHARES OF COMMON STOCK (A)
11	Aggregate amount beneficially owned by each reporting person: 15,572,496 SHARES OF COMMON STOCK (A)
12	Check if the aggregate amount in Row (11) excludes certain shares (see instructions): ☐
13	Percent of class represented by amount in Row (11): 32.4% (B)
14	Type of reporting person (see instructions): CO

(A)	Please see Item 5.

(B)	The percentage is based on 28,794,563 shares of common stock issued and outstanding as of December 21, 2015. Please see Item 5.

1	Names of reporting persons: Shanghai Sun Seven Stars Cultural Development Limited
2	Check the appropriate box if a member of a group (see instructions): (a) ☐ (b) ☒
3	SEC use only:
4	Source of funds (see instructions): OO
5	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e): ☐
6	Citizenship or place of organization: People's Republic of China
Number of shares beneficially owned by each reporting person with	7	Sole voting power: 0 SHARES OF COMMON STOCK
	8	Shared voting power: 15,572,496 SHARES OF COMMON STOCK (A)
	9	Sole dispositive power: 0 SHARES OF COMMON STOCK
	10	Shared dispositive power: 15,572,496 SHARES OF COMMON STOCK (A)
11	Aggregate amount beneficially owned by each reporting person: 15,572,496 SHARES OF COMMON STOCK (A)
12	Check if the aggregate amount in Row (11) excludes certain shares (see instructions): ☐
13	Percent of class represented by amount in Row (11): 32.4% (B)
14	Type of reporting person (see instructions): CO

(A)	Please see Item 5.

(B)	The percentage is based on 28,794,563 shares of common stock issued and outstanding as of December 21, 2015. Please see Item 5.

CUSIP No. 98741R108

ITEM 1.                  SECURITY AND ISSUER.

This Amendment No. 1 to Schedule 13D (the “Amendment No. 1”) amends the statement on Schedule 13D dated December 21, 2015 and filed with the Securities and Exchange Commission (the “SEC”) jointly by Beijing Sun Seven Stars Culture Development Limited, a PRC company (“SSS”) and Bruno Wu (the “Original Reporting Person(s)”) on December 31, 2015 (the “Original Schedule 13D”). This Amendment No. 1 is being filed as an additional five (5) persons, including four (4) corporations, have joined with the members of the Original Reporting Persons and to reflect an intercompany transfer of shares of Common Stock of the Issuer from SSS to Sun Seven Stars Hong Kong Cultural Development Limited, a Hong Kong Company (“SSSHKCD”), which is a wholly-owned indirect subsidiary of SSS. See Item 4. Except as amended and supplemented herein, the information set forth in the Original Schedule 13D remains unchanged. Capitalized terms used herein have meanings as assigned thereto in the Original Schedule 13D unless defined herein.

ITEM 2. IDENTITY AND BACKGROUND.

Item 2 of the Original Schedule 13D is hereby amended and restated in its entirety as follows:

(a) This Schedule 13D is being filed jointly on behalf of (i) Sun Seven Stars Hong Kong Cultural Development Limited, a Hong Kong Company (“SSSHKCD”), (ii) Shanghai Sun Seven Stars Cultural Development Limited, a PRC company (“SSSSCD”) and the sole shareholder of SSSHKCD, (iii) Tianjin Sun Seven Stars Culture Development Limited, a PRC company (“TSSSCD”) and the sole shareholder of SSSSCD, (iv) Beijing Sun Seven Stars Culture Development Limited, a PRC company (“SSS”) and the sole shareholder of TSSSCD, (v) Tianjin Sun Seven Stars Partnership Management Co., Ltd., a PRC company (“TSSS”) and the direct controlling shareholder of SSS, (vi) Lan Yang, who is the direct controlling shareholder and the Chairperson of TSSS, and (vii) Bruno Wu, who is the spouse of Lan Yang and serves as the Chairman, Chief Executive Officer and as a director of SSS (the entities and persons in clauses (i) through (vii), collectively the “Reporting Persons”). A Joint Filing Undertaking among the Reporting Persons relating to the joint filing of this Schedule 13D is attached hereto as Exhibit 99.7. As a result of the existing relationships described in this Schedule 13D, the Reporting Persons may be deemed to constitute a “group” within the meaning of Rule 13d-5(b) under the Securities Exchange Act of 1934 (the “Exchange Act”). However, neither this filing nor anything contained herein shall be construed as an admission that all or any of the Reporting Persons constitute a “group” within the meaning of Rule 13d-5(b) under the Exchange Act, and the existence of any group is expressly disclaimed. Each of the Reporting Persons is responsible for the completeness and accuracy of the information concerning him, her or it contained herein, but is not responsible for the completeness and accuracy of the information concerning the other Reporting Persons, except to the extent that he, she or it knows or has reason to believe that such information is inaccurate. Each Reporting Person other than SSSHKCD expressly disclaims beneficial ownership of securities held by any person or entity, except to the extent of such Reporting Person’s pecuniary interest therein.

(b) The business address of SSSHKCD is Wing On Centre, 111 Connaught Road Central, 16th Floor, Hong Kong. The business address of SSS and Mr. Wu is Eastern Fangzheng Road, Southern Dongying Village, Hancunhe Town, Fangshan District, Beijing, China 102423. The business address of TSSS and Mrs. Yang is 305-36 Room, 3rd Floor, D Building, Tianjin Economic-Technological Development Area (Nangang Industrial Zone) Tianjin City, P.R.C. 300280. The business address of TSSSCD is Room 305-52, 3rd Floor, D Building, Integrated Services Area, Tianjin Development Zone (South Port Industrial Zone), Tianjin City, P.R.C. 300280. The business address of SSSSCD is 69 XiYa Road, Building 2, 4th Floor, Room 4060, Shanghai, China. The officers and directors of SSSCHKCD, SSS, TSSS, TSSSCD and SSSSCD and, to the extent that such persons are not also Reporting Persons, their principal occupations and business addresses are set forth on Schedule A and incorporated by reference in this Item 2.

(c) The principal business of SSSSHKCD is film and television investments and IP development and investments. The principal business of SSS is developing, producing, marketing, and investing in films, IP, and various entertainment products. The principal occupation of Mr. Wu is serving as the Chairman, Chief Executive Officer and as a director of SSS. The principal business of TSSS is as an investment company primarily focused on the investment of entertainment, media, telecom, and technology projects. The principal occupation of Mrs. Yang is serving as the Chairperson of TSSS. The principal business of each of TSSSCD and SSSSCD is organizing culture and art events, developing, producing and marketing entertainment projects, providing cultural information, investing and IP consulting.

(d) No Reporting Person, nor, to the best knowledge of the Reporting Persons, any person listed on Schedule A annexed hereto, has, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e) No Reporting Person, nor, to the best knowledge of the Reporting Persons, any person listed on Schedule A annexed hereto, has, during the last five years, been party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f) Mr. Wu is a citizen of the United States. Mrs. Lang is a citizen of the People’s Republic of China. The citizenship of the persons listed on Schedule A, who are not Reporting Persons, is set forth therein.

CUSIP No. 98741R108

ITEM 4. PURPOSE OF TRANSACTION.

Item 4 is hereby amended to add the following:

On December 31, 2015, SSS assigned its rights and obligations under the Amended and Restated SSS Purchase Agreement and the Revised Content License to SSSHKCD (the “Assignment”). This Assignment resulted in the transfer of SSS’s 4,545,454 shares of Common Stock, 1,818,182 shares of Common Stock issuable upon the exercise of the Warrants and 9,208,860 shares of Common Stock issuable upon the conversion of the Note to SSSHKCD.

ITEM 5. INTEREST IN SECURITIES OF THE ISSUER.

Item 5 of the Original Schedule 13D is hereby amended and restated in its entirety as follows:

The disclosure in Item 3 is incorporated by reference herein.

(a) The aggregate percentage of Shares reported owned by each person named herein is based upon 28,794,563 shares of Common Stock outstanding as of December 21, 2015.

The Reporting Persons hold warrants exercisable for an aggregate of 1,818,182 shares of Common Stock (the “Warrants”). The Warrants are currently exercisable for $2.75 per share, subject to adjustment pursuant to the terms of the Warrants, and expire on December 21, 2017. Until receipt of the favorable vote of the holders of a majority of the outstanding shares of Common Stock, the Warrants may not be exercised if, after such exercise, the Reporting Persons would beneficially own, as determined in accordance with Section 13(d) of the Securities Exchange Act of 1934, as amended, more than 19.99% of the shares of Common Stock outstanding immediately after giving effect to such exercise.

The Reporting Persons hold a promissory note (the “Note”) exercisable that is convertible into 9,208,860 shares of Common Stock (the “IP Common Shares”). Until receipt of necessary shareholder approvals, the Note is not convertible into the IP Common Shares to the extent that such conversion would result in the Reporting Persons beneficially owning, as determined in accordance with Section 13(d) of the Securities Exchange Act of 1934, as amended, more than 19.99% of the Issuer’s outstanding Common Stock. Once the necessary shareholder approval is received, the unpaid principal and interest thereon will automatically convert into the IP Common Shares.

CUSIP No. 98741R108

As of the close of business on December 31, 2015, SSSHKCD beneficially owned 4,545,454 shares of Common Stock, excluding 1,818,182 shares of Common Stock issuable upon the exercise of the Warrants and  9,208,860 shares of Common Stock issuable upon the conversion of the Note, representing percentage ownership of approximately 12.3% of the shares of Common Stock outstanding (after taking into account the Preferred Stock on an as converted basis) or approximately 15.8% of the shares of Common Stock outstanding (excluding the Preferred Stock). After taking into account the shares issuable upon the exercise of the Warrants and the conversion of the Note, SSS beneficially owns approximately 32.4% of the Common Stock outstanding (after taking into account the Preferred Stock on an as converted basis) or approximately 39.1% of the Common Stock outstanding (excluding the Preferred Stock).

SSSSCD, as the sole shareholder of SSSHKCD, may be deemed to beneficially own the 4,545,454 shares of Common Stock beneficially owned by SSSHKCD, excluding 1,818,182 shares of Common Stock issuable upon the exercise of the Warrants and 9,208,860 shares of Common Stock issuable upon the conversion of the Note, representing approximately 12.3% of the shares of Common Stock outstanding (after taking into account the Preferred Stock on an as converted basis) or approximately 15.8% of the shares of Common Stock outstanding (excluding the Preferred Stock). After taking into account the shares issuable upon the exercise of the Warrants and the conversion of the Note, SSSSCD may be deemed to beneficially own approximately 32.4% of the Common Stock outstanding (after taking into account the Preferred Stock on an as converted basis) or approximately 39.1% of the Common Stock outstanding (excluding the Preferred Stock).

TSSSCD, as the sole shareholder of SSSSCD, may be deemed to beneficially own the 4,545,454 shares of Common Stock beneficially owned by SSSHKCD, excluding 1,818,182 shares of Common Stock issuable upon the exercise of the Warrants and 9,208,860 shares of Common Stock issuable upon the conversion of the Note, representing approximately 12.3% of the shares of Common Stock outstanding (after taking into account the Preferred Stock on an as converted basis) or approximately 15.8% of the shares of Common Stock outstanding (excluding the Preferred Stock). After taking into account the shares issuable upon the exercise of the Warrants and the conversion of the Note, TSSSCD may be deemed to beneficially own approximately 32.4% of the Common Stock outstanding (after taking into account the Preferred Stock on an as converted basis) or approximately 39.1% of the Common Stock outstanding (excluding the Preferred Stock).

SSS, as the sole shareholder of TSSSCD, may be deemed to beneficially own the 4,545,454 shares of Common Stock beneficially owned by SSSHKCD, excluding 1,818,182 shares of Common Stock issuable upon the exercise of the Warrants and 9,208,860 shares of Common Stock issuable upon the conversion of the Note, representing approximately 12.3% of the shares of Common Stock outstanding (after taking into account the Preferred Stock on an as converted basis) or approximately 15.8% of the shares of Common Stock outstanding (excluding the Preferred Stock). After taking into account the shares issuable upon the exercise of the Warrants and the conversion of the Note, SSS may be deemed to beneficially own approximately 32.4% of the Common Stock outstanding (after taking into account the Preferred Stock on an as converted basis) or approximately 39.1% of the Common Stock outstanding (excluding the Preferred Stock).

TSSS, as the direct controlling shareholder of SSS, may be deemed to beneficially own the 4,545,454 shares of Common Stock beneficially owned by SSSHKCD, excluding 1,818,182 shares of Common Stock issuable upon the exercise of the Warrants and 9,208,860 shares of Common Stock issuable upon the conversion of the Note, representing approximately 12.3% of the shares of Common Stock outstanding (after taking into account the Preferred Stock on an as converted basis) or approximately 15.8% of the shares of Common Stock outstanding (excluding the Preferred Stock). After taking into account the shares issuable upon the exercise of the Warrants and the conversion of the Note, TSSS may be deemed to beneficially own approximately 32.4% of the Common Stock outstanding (after taking into account the Preferred Stock on an as converted basis) or approximately 39.1% of the Common Stock outstanding (excluding the Preferred Stock).

Ms. Yang, as the direct controlling shareholder and the Chairperson of TSSS, may be deemed to beneficially own the 4,545,454 shares of Common Stock beneficially owned by SSSHKCD, excluding 1,818,182 shares of Common Stock issuable upon the exercise of the Warrants and 9,208,860 shares of Common Stock issuable upon the conversion of the Note, representing approximately 12.3% of the shares of Common Stock outstanding (after taking into account the Preferred Stock on an as converted basis) or approximately 15.8% of the shares of Common Stock outstanding (excluding the Preferred Stock). After taking into account the shares issuable upon the exercise of the Warrants and the conversion of the Note, Mrs. Yang may be deemed to beneficially own approximately 32.4% of the Common Stock outstanding (after taking into account the Preferred Stock on an as converted basis) or approximately 39.1% of the Common Stock outstanding (excluding the Preferred Stock).

Mr. Wu, as the spouse of Ms. Yang and a director and officer of SSS may be deemed to beneficially own the 4,545,454 shares of Common Stock beneficially owned by SSSHKCD, excluding 1,818,182 shares of Common Stock issuable upon the exercise of the Warrants and 9,208,860 shares of Common Stock issuable upon the conversion of the Note, representing approximately 12.3% of the shares of Common Stock outstanding (after taking into account the Preferred Stock on an as converted basis) or approximately 15.8% of the shares of Common Stock outstanding (excluding the Preferred Stock). After taking into account the shares issuable upon the exercise of the Warrants and the conversion of the Note, Mr. Wu may be deemed to beneficially own approximately 32.4% of the Common Stock outstanding (after taking into account the Preferred Stock on an as converted basis) or approximately 39.1% of the Common Stock outstanding (excluding the Preferred Stock).

(b) Each of SSS, Mr. Wu, TSSS, Mrs. Yang, TSSSCD and SSSSCD shares with SSSHKCD voting and dispositive power over the securities held by SSSHKCD.

(c) None other than as disclosed in Items 3 and 4 above.

(d) Not applicable.

(e) Not applicable.

ITEM 7. MATERIAL TO BE FILED AS EXHIBITS.

Exhibit 99.1	Joint Filing Agreement dated December 31, 2015 by and among the Original Reporting Persons*
Exhibit 99.2	Amended and Restated Securities Purchase Agreement, dated as of December 21, 2015, by and between the Issuer and SSS*
Exhibit 99.3	Common Stock Purchase Warrant, issued by the Issuer to SSS on December 21, 2015*
Exhibit 99.4	Revised Content License Agreement, dated as of December 21, 2015, by and between the Issuer and SSS*
Exhibit 99.5	Promissory Note, issued by the Issuer to SSS on December 21, 2015*
Exhibit 99.6	Amended and Restated Share Purchase Agreement, dated as of December 21, 2015, by and between the Issuer and Tianjin SCM*
Exhibit 99.7	Joint Filing Agreement dated February 25, 2016 by and among the Reporting Persons. **

*	Filed as an exhibit to the Company’s Original Schedule 13D by and among the Original Reporting Persons dated December 21, 2015.

**	Filed herewith.

CUSIP No. 98741R108

SIGNATURE

After reasonable inquiry and to the best of each of the undersigned’s knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Date: February 25, 2016

SUN SEVEN STARS HONG KONG CULTURAL DEVELOPMENT LIMITED:

By:	/s/ William Haddad, Attorney-in-Fact for SSSHKCD
Name: Polly Pao Yun Wang
Title: Director

BEIJING SUN SEVEN STARS CULTURE DEVELOPMENT LIMITED:

By:	/s/ William Haddad, Attorney-in-Fact for SSS
Name: Bruno Wu
Title: Chairman & CEO

/s/ William Haddad, Attorney-in-Fact for Bruno Wu
BRUNO WU

TIANJIN SUN SEVEN STARS PARTNERSHIP MANAGEMENT CO., LTD.:

By:	/s/ William Haddad, Attorney-in-Fact for TSSS
Name: Bruno Wu
Title: Chairman & CEO

/s/ William Haddad, Attorney-in-Fact for Lan Yang
LAN YANG

TIANJIN SUN SEVEN STARS CULTURE DEVELOPMENT LIMITED:

By:	/s/ William Haddad, Attorney-in-Fact for TSSSCD
Name: Yun Zhu
Title: Chief Executive Officer

SHANGHAI SUN SEVEN STARS CULTURAL DEVELOPMENT LIMITED:

By:	/s/ William Haddad, Attorney-in-Fact for SSSSCD
Name: Bruno Wu
Title: Chief Executive Officer

CUSIP No. 98741R108

EXHIBIT INDEX

Exhibit 99.1	Joint Filing Agreement dated December 31, 2015 by and among the Original Reporting Persons*
Exhibit 99.2	Amended and Restated Securities Purchase Agreement, dated as of December 21, 2015, by and between the Issuer and SSS*
Exhibit 99.3	Common Stock Purchase Warrant, issued by the Issuer to SSS on December 21, 2015*
Exhibit 99.4	Revised Content License Agreement, dated as of December 21, 2015, by and between the Issuer and SSS*
Exhibit 99.5	Promissory Note, issued by the Issuer to SSS on December 21, 2015*
Exhibit 99.6	Amended and Restated Share Purchase Agreement, dated as of December 21, 2015, by and between the Issuer and Tianjin SCM*
Exhibit 99.7	Joint Filing Agreement dated February 25, 2016 by and among the Reporting Persons. **

*	Filed as an exhibit to the Company’s Original Schedule 13D by and among the Original Reporting Persons dated December 21, 2015.

**	Filed herewith.

SCHEDULE A

Directors and Officers of Sun Seven Stars Hong Kong Cultural Development Limited

Name and Position	Principal Occupation	Principal Business Address	Citizenship
Bruno Wu * Director, Chairman
Polly Wang Director	Ms. Wang is the Chief Operating Officer of Sun Seven Stars Media Group.	686 WuZhong Road, Tower D, 9th Floor Shanghai, China 201103	Taiwan
Qiong Zhou Director	Ms. Zhou is the Group Chief Financial Officer of Sun Seven Stars Media Group.	40B, The Image Base Beijing, No. 3 Guangqu Road, Chaoyang District, Beijing 100124, China	People’s Republic of China
Yi-Ju Chen Director	Ms. Chen is the Chief Operating Officer of Overseas Operations.	16th Floor, Wing On Centre, 111 Connaught Road, Central, Hong Kong	United States of America

Directors and Officers of Beijing Sun Seven Stars Culture Development Limited

Name and Position	Principal Occupation	Principal Business Address	Citizenship
Bruno Wu * Chairman, Chief Executive Officer & Director
Lan Yang * Director
Polly Wang Director	Ms. Wang is the Chief Operating Officer of Sun Seven Stars Media Group.	686 WuZhong Road, Tower D, 9th Floor Shanghai, China 201103	Taiwan
Ben Wu Director	Mr. Wu is the Vice Chairman of Sun Seven Stars Media Group.	686 WuZhong Road, Tower D, 9th Floor Shanghai, China 201103	People’s Republic of China
Xing Jing Director	Ms. Jing is the President of Sun Seven Stars Media Group.	Building A6, No.50 Anjialou Road, Chaoyang District, Beijing, China	Singapore
Qiong Zhou Supervisor	Ms. Zhou is the Group Chief Financial Officer of Sun Seven Stars Media Group.	40B, The Image Base Beijing, No. 3 Guangqu Road, Chaoyang District, Beijing 100124, China	People’s Republic of China

Directors and Officers of Tianjin Sun Seven Stars Partnership Management Co., Ltd.

Name and Position	Principal Occupation	Principal Business Address	Citizenship

Lan Yang * Director

Directors and Officers of Tianjin Sun Seven Stars Culture Development Limited

Name and Position	Principal Occupation	Principal Business Address	Citizenship

Yun Zhu Director	Mr. Zhu is the Chief Executive Officer of Content Media China.	Room 305-52, 3rd Floor, D Building, Integrated Services Area, Tianjin Development Zone (South Port Industrial Zone), Tianjin City, P.R.C. 300280	People’s Republic of China
Feng Li Wang Supervisor/ Auditor	Mr. Wang is the Executive Assistant to the Chief Financial Officer of Sun Seven Stars Media Group.	Room 305-52, 3rd Floor, D Building, Integrated Services Area, Tianjin Development Zone (South Port Industrial Zone), Tianjin City, P.R.C. 300280	People’s Republic of China

Directors and Officers of Shanghai Sun Seven Stars Cultural Development Limited

Name and Position	Principal Occupation	Principal Business Address	Citizenship
Bruno Wu * Director
Polly Wang Director	Ms. Wang is the Chief Operating Officer of Sun Seven Stars Media Group.	686 WuZhong Road, Tower D, 9th Floor Shanghai, China 201103	Taiwan
Ben Wu Director	Mr. Wu is the Vice Chairman of Sun Seven Stars Media Group.	686 WuZhong Road, Tower D, 9th Floor Shanghai, China 201103	People’s Republic of China
Qiong Zhou Supervisor/Auditor	Ms. Zhou is the Group Chief Financial Officer of Sun Seven Stars Media Group.	40B, The Image Base Beijing, No. 3 Guangqu Road, Chaoyang District, Beijing 100124, China	People’s Republic of China

*	Each of Mr. Bruno Wu and Mrs. Yang is a Reporting Person and, as such, his and her information called for by Item 2 of Schedule 13D is set forth therein.